Filed by EpiCept Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Robert W. Cook, EpiCept Corporation’s Interim President and CEO, was interviewed by the Swedish magazine Life Science Sweden for an article that was published on April 16, 2013.  An English translation of the article is filed herewith pursuant to Rule 425 under the Securities Act of 1933.

Additional Information

In connection with the proposed merger transaction, EpiCept will file a proxy statement with the U.S. Securities and Exchange Commission (SEC) seeking appropriate stockholder approval. STOCKHOLDERS OF EPICEPT AND OTHER INVESTORS ARE URGED TO READ THE PROXY STATEMENT (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS TO THE PROXY STATEMENT) REGARDING THE PROPOSED TRANSACTION WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. EpiCept’s stockholders will be able to obtain a copy of the proxy statement, as well as other filings containing information about Immune and EpiCept, without charge, at the SEC’s Internet site (www.sec.gov). Copies of the proxy statement and any filings with the SEC that are incorporated by reference in the proxy statement can also be obtained, without charge, by directing a request to EpiCept Corporation, 777 Old Saw Mill River Rd, Tarrytown, NY 10591, Attention: Investor Relations, Telephone: (914) 606-3500.

Participants in the Solicitation

EpiCept and its directors and executive officers and Immune and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of EpiCept in connection with the proposed transaction.  Information regarding the special interests of these directors and executive officers in the merger transaction will be included in the proxy statement of EpiCept referred to above.  Additional information regarding the directors and executive officers of EpiCept is also included in EpiCept’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012, which was filed with the SEC on March 5, 2013.  This document is available free of charge at the SEC’s web site (www.sec.gov) and from Investor Relations at EpiCept at the address described above.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Act”). The securities issued in exchange for all of the outstanding shares of Immune will not be and have not been registered under the Act and may not be offered or sold in the United States absent registration or an applicable exception from registration requirements.

The merger agreement and any accompanying issuance of shares by Immune Pharmaceuticals are not, under any circumstances, to be construed as an advertisement or a public offering of securities in Israel. Any public offer or sale of securities in Israel may be made only in accordance with the Israeli Securities Act-1968 (which requires, inter alia, the filing of a prospectus in Israel or an exemption therefrom).

Life Science Sweden Article, April 16, 2013

Research companies from USA and Israel put down roots in Sweden

In the middle of the acquisition process the CEOs of EpiCept Corporation and Immune Pharmaceuticals Ltd. are meeting in Sweden to discuss EpiCept’s listing on the stock exchange in Stockholm after the merger. But the Israeli company’s CEO is rather taken by Sweden and his goal now is to expand the company’s clinical development activities into Europe in the near future and to open a Swedish office to assume responsibility for the Nordic test facilities.

Text: Anna Sundström

Last November the Israeli pharmaceutical company Immune Pharmaceuticals Ltd. launched a bid for the American firm EpiCept Corporation. The merger agreement assumes a value for Immune combined with EpiCept of 75 million dollars and would allocate to EpiCept’s shareholders around 20 percent of the shares in the combined company at closing. When the merger process is concluded, EpiCept’s listing in Stockholm will be maintained, and the name of the combined company will be changed to Immune Pharmaceuticals Inc.

At the beginning of March, Immune’s CEO Daniel Teper met EpiCept’s CEO Robert Cook, future CFO of the combined company, in Stockholm and Life Science Sweden took the opportunity to talk to them.

EpiCept, an American company, is listed on Nasdaq OMX in Stockholm as well as on the over-the-counter platform OTCQX in New York. How does that come about?

Robert Cook:

EpiCept has been listed on the Stockholm market ever since the company acquired Maxim Pharmaceuticals in 2005. Maxim was involved in various ways with Swedish scientists via licences and technology, and it had a listing in Sweden for the Swedish shareholders. Initially, the plan was to successively transfer the share’s listing to the American stock market, but we soon realised that as many as 80 per cent of the shares were being traded on Stockholmsbörsen. Since we saw that Sweden was a good market for us we decided to stay here.

When Immune Pharmaceuticals decided to make its bid, EpiCept had been looking for a potential buyer for almost a year. Why are you making your move just now?

Daniel Teper:

At present, we are a private company, but we have had plans to get a listing on the New York Stock Exchange or Nasdaq for some time. So we’ve been on the look out for a company with an established foothold on the American stock market that we could buy. To obtain a listing on the American stock market a company has to be established in the USA; it is not enough to buy a shell company as a means of getting onto a national US exchange.

We had to buy a company with two or three clinical-stage drugs, and when we ran the slide rule over EpiCept’s portfolio we realised that their development programme complemented what we had in the pipeline. We also saw some potential for Amiket, EpiCept’s neuropathy drug, which we consider to be undervalued. We also found that the company had several senior executives who could join our team.

EpiCept has had some pretty hard times in the past, with its share price fluctuating up and down on the Stockholm stock market from 14 kronor to more or less nothing today. A couple of years ago the company was forced to move down to the smaller list OTCQX in the USA. What has happened?

Robert Cook:

To begin with we developed a leukaemia drug called Ceplene, which has been approved in Europe, and which is now wholly owned by Meda, a Swedish company. Our first plan was to get the drug approved on the US market as well, but when the FDA suddenly insisted on a new Phase III study, the shareholders realised that this would be both costly and time consuming, and the bottom fell out of the share price. When it then turned out that sales in Europe were lower than expected it became very difficult to find a partner for yet another Phase III study and to find good grounds for investing resources in such a process.

Once a share has really started falling it is hard to get it moving back up again. It also makes it hard to raise new capital, and the whole process becomes a vicious circle.

What are you going to focus on — assuming the deal goes through?

Daniel Teper:

Our main candidate drug — bertilimumab - which is being developed to treat ulcerative colitis, has just moved into a clinical Phase II study, which we plan to expand. As we have worked out that it would take too long in Israel alone to recruit all the 90 patients the study would need, we are looking at the possibility of setting up several test sites that can recruit more patients, and Sweden is a promising option.

So you want to expand into Sweden?

Daniel Teper:

We already have contact with Karolinska Development and a good relationship with Sweden. So we are discussing the possibility of opening an office in Sweden that could administer clinical studies in Sweden and the other Nordic countries. Given the quality of science and medicine, we can see plenty of good reasons for opening an office to run clinical studies here. There are also plenty of highly capable people available now, which is a good starting point if we want to outsource some of our development work.

Sweden is strong on clinical studies, and is well known for its competence and the quality of its research as well as how quickly it recruits patients for clinical trials. This will make it an effective gateway into Europe when we realise our plans to expand to Great Britain and Belgium in due course.

What’s your time schedule for moving into Sweden?

Daniel Teper:

The study in Israel has just begun, so as an official approval has already been obtained in one country the administrative side of things shouldn’t take too long. Assuming that the first patient in Sweden can be recruited for the study by the end of 2013 say, or the first quarter of 2014, we estimate that all in all we could recruit 20 patients in Sweden.

Setting up an office in Sweden should not take long at all, but as yet it is too soon to say how large it might be. Anyway these plans are going ahead regardless, even prior to the merger closing with EpiCept.

When will the deal be finalised?

Robert Cook:

We have concluded an agreement under which EpiCept’s shareholders would retain around 20 percent of the shares in the combined company, which has an assumed value of 75 million dollars, 483 million crowns. Now they’re getting to know Immune’s pipeline and potential, which may well be quite new to them since after all it is a private company.

The Stockholders Meeting at which they will be asked to approve the merger is anticipated to take place in June, and approval requires a majority, that is to say at least 50 per cent of the votes plus one in favour of the merger, if it is to go through. We have contacted some of the largest shareholders and they have responded favourably, so I don’t think there will be any problems.

Anna Sundström